UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  __________________           Commission File Number __________________

______________________

SPHERE 3D CORPORATION
(Exact name of registrant as specified in its charter)

Ontario, Canada	7373	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1
(416) 749-5999
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	THE NASDAQ STOCK MARKET LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[   ] Yes               [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes               [   ] No

FORWARD LOOKING STATEMENTS

            The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Sphere 3D Corporation (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects,” “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “ “estimates,” “forecasts”, “intends”, “anticipates”, “does not anticipate”, “continue”, “may”, “will”, “should”, “believes” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the management discussion and analysis for the year ended December 31, 2013 of the Registrant filed as Exhibit 99.2 to this Registration Statement.

            The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

            The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

            In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.84, as set forth in the Exhibit Index attached hereto.

            In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1, 99.3 and 99.5, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2013 and 2012 and September 30, 2012 and Exhibits 99.2, 99.4 and 99.6, the Registrant’s management’s discussion and analysis for the years ended December 31, 2013 and 2012 and September 30, 2012, as set forth in the Exhibit Index attached hereto.

            In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.85, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET TRANSACTIONS

            The Registrant does not have any off-balance sheet transactions.

CURRENCY

            Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0636 or Cdn.$1.00 = U.S.$0.9402.

CONTRACTUAL OBLIGATIONS

            The following table lists as of December 31, 2013 information with respect to the Registrant’s known contractual obligations:

				More than 5
	< 1 year	1 to 3 years	3 to 5 years	years
	$	$	$	$
Operating Lease Obligations	58,000	79,500	-	-
Total	58,000	79,500	-	-
Note: Minimum rent related to a five year lease entered into by the Registrant on May 1, 2011 for a 6,000 square foot, free standing building.

UNDERTAKINGS

            The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

            Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by a duly authorized officer.

SPHERE 3D CORPORATION

/s/ T. Scott Worthington
T. Scott Worthington, Chief Financial Officer

Date: June 26, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description

Annual Information

99.1	Consolidated Financial Statements for the years ended December 31, 2013 and 2012

99.2	Management’s Discussion and Analysis for the year ended December 31, 2013

99.3	Consolidated Financial Statements for the years ended December 31, 2012 and 2011

99.4	Management’s Discussion and Analysis for the year ended December 31, 2012

99.5	Consolidated Financial Statements for the year ended September 30, 2012

99.6	Management’s Discussion and Analysis for the year ended September 30, 2012

99.7	Notice of Change in Corporate Structure dated January 28, 2013

99.8	News Release dated February 19, 2013

99.9	News Release dated March 4, 2013

99.10	News Release dated March 6, 2013

99.11	News Release dated March 19, 2013

99.12	Material Change Report dated April 10, 2013

99.13	News Release dated April 18, 2013

99.14	Consolidated Interim Financial Statements for the three months ended March 31, 2013 and 2012

99.15	Management’s Discussion and Analysis for the three months ended March 31, 2013

99.16	News Release dated May 28, 2013

99.17	Notice of Record and Meeting Date for Annual and Special Meeting of Shareholders held on September 16, 2013

99.18	News Release dated July 16, 2013

99.19	News Release dated July 16, 2013

99.20	News Release dated July 16, 2013

99.21	Voting Agreement between Mario Biasini and Eric L. Kelly dated as of July 15, 2013

99.22	Letter Agreement between Eric L. Kelly and Sphere 3D Corporation regarding Board Nomination Rights dated July 15, 2013

99.23	Material Change Report dated July 22, 2013

99.24	Consolidated Interim Financial Statements for the three and six months ended June 30, 2013 and 2012

99.25	Management’s Discussion and Analysis for the three and six months ended June 30, 2013

99.26	Notice of Annual and Special Meeting of Shareholders held on September 16, 2013

99.27	Management Information Circular dated as of August 9, 2013 in connection with the Annual and Special Meeting of Shareholders held on September 16, 2013

99.28	Form of Proxy for Annual and Special Meeting of Shareholders held on September 16, 2013

99.29	News Release dated September 16, 2013

99.30	News Release dated September 16, 2013

99.31	News Release dated September 16, 2013

99.32	News Release dated October 4, 2013

99.33	News Release dated October 25, 2013

99.34	News Release dated October 25, 2013

99.35	News Release dated October 31, 2013

99.36	Material Change Report dated October 31, 2013

99.37	Material Change Report dated November 12, 2013

99.38	News Release dated November 12, 2013

99.39	Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated November 12, 2013

99.40	Underwriting Agreement between Sphere 3D Corporation, Cormark Securities Inc., Paradigm Capital Inc. and Jacob Securities Inc. dated November 12, 2013

99.41	Broker Option Certificate dated November 12, 2013

99.42	Broker Option Certificate dated November 12, 2013

99.43	Broker Option Certificate dated November 12, 2013

99.44	Consolidated Interim Financial Statements for the three and nine months ended September 30, 2013 and 2012

99.45	Management’s Discussion and Analysis for the three and nine months ended September 30, 2013

99.46	News Release dated January 15, 2014

99.47	News Release dated February 11, 2014

99.48	News Release dated February 12, 2014

99.49	News Release dated February 19, 2014

99.50	Material Change Report dated February 20, 2014

99.51	News Release dated February 24, 2014

99.52	News Release dated March 7, 2014

99.53	News Release dated March 14, 2014

99.54	Material Change Report dated March 17, 2014

99.55	News Release dated March 21, 2014

99.56	News Release dated March 21, 2014

99.57	Notice of Record and Meeting Dates for the Annual and Special Meeting of Shareholders to be held on May 27, 2014

99.58	Material Change Report dated March 25, 2014

99.59	Asset Purchase Agreement by and among V3 Systems, Inc., V3 Systems Holdings, Inc. and Sphere 3D Corporation dated February 11, 2014

99.60	Convertible Debenture dated March 21, 2014

99.61	News Release dated April 3, 2014

99.62	News Release dated April 14, 2014

99.63	Material Change Report dated April 14, 2014

99.64	News Release dated April 23, 2014

99.65	Notice of Annual and Special Meeting of Shareholders dated April 25, 2014

99.66	Management Information Circular dated as of April 25, 2014

99.67	Form of Proxy

99.68	News Release dated May 15, 2014

99.69	News Release dated May 16, 2014

99.70	Promissory Note dated May 15, 2014

99.71	Overland Storage, Inc. Voting Agreement and Irrevocable Proxies dated May 15, 2014

99.72	Agreement and Plan of Merger by and among Sphere 3D Corporation, Overland Storage, Inc. and S3D Acquisition Company dated as of May 15, 2014

99.73	Material Change Report dated May 21, 2014

99.74	News Release dated May 22, 2014

99.75	News Release dated May 27, 2014

99.76	News Release dated May 28, 2014

99.77	Sphere 3D Corporation Voting Agreement and Irrevocable Proxies dated May 15, 2014

99.78	Management’s Discussion and Analysis for the three months ended March 31, 2014

99.79	Consolidated Interim Financial Statements for the three months ended March 31, 2014 and 2013

99.80	Underwriting Agreement between Sphere 3D Corporation, Cormark Securities Inc., Paradigm Capital Inc. and Jacob Securities Inc. dated June 5, 2014

99.81	Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated June 5, 2014

99.82	Special Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated June 5, 2014

99.83	News Release dated June 5, 2014

99.84	News Release dated June 23, 2014

Consents

99.85	Consent of Collins Barrow Toronto LLP